Exhibit 99.4

Global Customer Letter

To our customers:

As you may be aware, on July 21, 2014, Allergan announced significant changes to our internal organization structure and processes. While some of these changes will be difficult from an internal perspective, we believe these actions are in the best interests of our customers, company and stockholders.

I want to assure you that, as we move forward in reshaping our internal organization, Allergan remains committed to providing you with the same premium quality products, high level of support and service, and commitment to innovation that you deserve and have come to expect from our company. One of the guiding principles that we have followed as we have thoughtfully and carefully evaluated our organization is to ensure that there is minimal impact on the areas of our business that you most value such as research and development, innovation, customer service, training and education. Product innovation remains one of our top priorities, to which end we will continue to support a fully integrated pharmaceutical and medical device R&D organization with both research and clinical development capabilities. We will continue to invest in our R&D pipeline with a focus on delivering high quality products to address unmet patient needs and in fact have not cancelled any program that is currently in the clinic.

During the past 64 years, with support from medical professionals like yourself, Allergan has built a long history of success by focusing on exceeding the expectations of our customers and delivering innovative products and services that make a difference to you and your patients. You have our assurance that we will remain focused on these priorities as we move forward. If you have additional questions, please do not hesitate to contact me (insert contact information) and/or your local Allergan representative. Thank you for your continued support and business.

Sincerely,